

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 2, 2018

Paul J. Caudill
Chief Executive Officer
Berkshire Hathaway Energy Company
666 Grand Avenue, Suite 500
Des Moines, Iowa 50309-2580

> **Re: Berkshire Hathaway Energy Company**
> **Registration Statement on Form S-4**
> **Filed March 22, 2018**
> **File No. 333-223840**

Dear Mr. Caudill:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director
Office of Consumer Products